Exhibit 4.6.3

Dated     26       October 2015

PYXIS TANKERS INC.

as Guarantor

and

HSH Nordbank AG

as Security Trustee

Guarantee

relating to a Loan Agreement
dated 12 October 2012

Index

Clause		Page

1	Interpretation	1
2	Guarantee	2
3	Liability as Principal and Independent Debtor	2
4	Expenses	3
5	Adjustment of Transactions	3
6	Payments	3
7	Interest	4
8	Subordination	4
9	Enforcement	4
10	Representations and Warranties	5
11	Undertakings	7
12	Corporate Undertakings	9
13	Judgments and Currency Indemnity	9
14	Set off	10
15	Supplemental	10
16	Assignment	11
17	Notices	12
18	Invalidity of Loan Agreement	12
19	Governing Law and Jurisdiction	13
Execution Page		15

THIS GUARANTEE is made on    26      October 2015

PARTIES

(1)

PYXIS TANKERS INC., a corporation incorporated and existing under the laws of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Guarantor”); and

(2)	HSH Nordbank AG, acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany (the “Security Trustee”, which expression includes its successors and assigns).

BACKGROUND

(A)

By a loan agreement dated 12 October 2012 (as amended and supplemented by a first supplemental agreement dated 13 February 2013, a supplemental letter agreement dated 19 February 2013 and a second supplemental agreement dated 23 October 2015, the "Loan Agreement") and made between (i) Sixthone Corp. and Seventhone Corp. as joint and several borrowers (together, the “Borrowers” and each a “Borrower”), (ii) the banks and financial institutions listed therein as lenders (together, the “Lenders”), (iii) HSH Nordbank AG as agent (the “Agent”), (iv) HSH Nordbank AG as mandated lead arranger, (v) HSH Nordbank AG as swap bank (the “Swap Bank”) and (vi) the Security Trustee, it was agreed that the Lenders would make available to the Borrowers a senior secured term loan facility of (originally) up to US$37,300,000 (the “Loan”).

(B)

By a master agreement (the “Master Agreement”) on the 2002 ISDA Multicurrency Crossborder Form (together with the Schedule thereto as amended) dated as of 31 October 2012, made between (i) the Borrowers and (ii) the Swap Bank, the Swap Bank agreed to enter into Designated Transactions with the Borrowers from time to time to hedge the Borrowers’ exposure under the Loan Agreement to interest rate fluctuations.

(C)	By the Agency and Trust Deed entered into pursuant to the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property on trust for the Lenders and the Swap Bank.
(D)

It is a condition precedent to the Lenders continuing to make available the Loan (or any part thereof) to the Borrowers that the Guarantor shall execute and deliver or, as the case may be, register in favour of the Security Trustee this Guarantee.

IT IS AGREED as follows:

1	Interpretation
1.1	Defined expressions

Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms

In this Guarantee:

“bankruptcy”  includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

“IPO” means any initial registered public offering, public listing, merger or reverse takeover transaction with any IPO Vehicle, flotation or similar public offering on any stocks exchange acceptable to the Agent in respect of the Guarantor;

“IPO Vehicles” means each of Maritime Technologies Corp. of Delaware, Looksmart Group, Inc. of Nevada and Looksmart, Ltd. of Delaware and, in the singular, means any of them;

“Loan Agreement” means the loan agreement dated 12 October 2012 (as supplemented and amended by a first supplemental agreement dated 13 February 2013, a supplemental letter agreement dated 19 February 2013 and a second supplemental agreement dated 23 October 2015 and as may be further supplemented and amended from time to time) referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor’s consent or otherwise; and

“Master Agreement” means the master agreement dated as of 31 October 2012 and the schedule thereto referred to in Recital (B) (including all Designated Transactions from time to time entered into and Confirmations from time to time exchanged thereunder) and includes any existing or future amendments or supplements, whether made with the Guarantor’s consent or otherwise.

1.3	Application of construction and interpretation provisions of Loan Agreement

Clauses 1.2, 1.5 and 1.6 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

2	Guarantee
2.1	Guarantee and indemnity

The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Borrowers under or in connection with the Loan Agreement, the Master Agreement and every other Finance Document;
(b)	undertakes to pay to the Security Trustee, on the Security Trustee’s demand, any such amount which is not paid by the Borrowers when payable; and
(c)

fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee’s demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party concerned as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.

2.2	No limit on number of demands

The Security Trustee may serve more than one demand under Clause 2.1.

3	Liability as Principal and Independent Debtor
3.1	Principal and independent debtor

The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences

Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents (or any of them);
(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents (or any of them);
(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents (or any of them);
(d)

any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.
4	Expenses
4.1	Costs of preservation of rights, enforcement etc.

The Guarantor shall pay to the Security Trustee on its demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

4.2	Fees and expenses payable under Loan Agreement

Clause 4.1 is without prejudice to the Guarantor’s liabilities in respect of the Borrowers’ obligations under clause 20 of the Loan Agreement (fees and expenses) and under similar provisions of other Finance Documents.

5	Adjustment of Transactions
5.1	Reinstatement of obligation to pay

The Guarantor shall pay to the Security Trustee on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of either Borrower or of another Security Party (or similar person) on the ground that the Loan Agreement, the Master Agreement or any other Finance Document, or a payment by either Borrower or of another Security Party, was invalid or on any similar ground.

6	Payments
6.1	Method of payments

Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;
(b)	to such account as the Security Trustee may from time to time notify to the Guarantor;
(c)	without any form of set off, cross claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.
6.2	Grossing-up for taxes

If the Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

7	Interest
7.1	Accrual of interest

Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement or, as the case may be, the Master Agreement.

7.2	Calculation of interest

Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 7 of the Loan Agreement.

7.3	Guarantee extends to interest payable under Loan Agreement and the Master Agreement

For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 7 of the Loan Agreement and under the Master Agreement.

8	Subordination
8.1	Subordination of rights of Guarantor

All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against either Borrower, any other Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the Guarantor shall not:

(a)

claim, or in a bankruptcy of either Borrower or any other Security Party prove for, any amount payable to the Guarantor by that Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;
(c)	claim to set-off any such amount against any amount payable by the Guarantor to either Borrower or any other Security Party; or
(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Creditor Party under a Finance Document.
9	Enforcement
9.1	No requirement to commence proceedings against the Borrowers

Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement, the

Master Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters

However, as against the Guarantor:

(a)

any judgment or order of a court in England, Greece, the Marshall Islands or any other Pertinent Jurisdiction in connection with the Loan Agreement, the Master Agreement or any of the other Finance Documents to which each Borrower is a party; and

(b)	any statement or admission of a Borrower in connection with the Loan Agreement, the Master Agreement or any other Finance Documents to which it is a party,

shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account

The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of a Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrowers’ obligations under the Loan Agreement or the Master Agreement.

10	Representations and Warranties
10.1	General

The Guarantor represents and warrants to the Security Trustee as follows.

10.2	Status

The Guarantor is duly incorporated, validly existing and in good standing under the laws of the Marshall Islands.

10.3	Share capital and ownership

As at the date of this Guarantee, the Guarantor has an authorised share capital of 500,000,000 registered shares of which 450,000,000 shares are designated as common stock with a par value of US$0.001 per share and 50,000,000 shares are designated as preferred stock with a par value of US$0.001 per share, of which 10,000,000 common shares have been issued and the legal title and beneficial ownership of those shares are held, free of any Security Interest or other claim, by such legal entities or persons which have been confirmed by the Guarantor to the Agent in writing as the holders of all the issued share capital of the Guarantor.

10.4	Corporate power

The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute this Guarantee and any other Finance Documents to which the Guarantor is a party; and
(b)	to make all the payments contemplated by, and to comply with, this Guarantee and any other Finance Documents to which the Guarantor is a party.

10.5	Consents in force

All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity

This Guarantee does now or, as the case may be, will upon execution and delivery constitute the Guarantor’s legal, valid and binding obligations enforceable against the Guarantor in accordance with their respective terms and subject to any relevant insolvency laws affecting creditors’ rights generally.

10.7	No conflicts

The execution by the Guarantor of this Guarantee and its compliance herewith will not involve or lead to a contravention of:

(a)	any law or regulation; or
(b)	the constitutional documents of the Guarantor; or
(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets,

and will not have a Material Adverse Effect.

10.8	No withholding taxes

All payments which the Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.9	No default

To the knowledge of the Guarantor, no Event of Default or Potential Event of Default has occurred.

10.10	Information

All information which has been provided in writing by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.2; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.5; and there has been no change in the financial position or state of affairs of the Guarantor and the Group from that disclosed in the latest of those accounts which is likely to have a Material Adverse Effect.

10.11	No litigation

No legal or administrative action against the Guarantor or its subsidiaries has been commenced or taken or, to the Guarantor’s knowledge, is likely to be commenced or taken which would, in either case, be likely to have a Material Adverse Effect.

10.12	Taxes paid

The Guarantor has paid all taxes applicable to, or imposed on or in relation to the Guarantor or its business.

11	Undertakings
11.1	General

The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

11.2	Information provided to be accurate

All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Title; negative pledge and pari passu ranking

The Guarantor shall:

(a)	procure that each Borrower will not, create or permit to arise any Security Interest over any asset present or future except Security Interests created pursuant to the Finance Documents; and
(b)

procure that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.4	Provision of financial statements

The Guarantor will send or procure that there are sent to the Agent:

(a)

as soon as possible, but in no event later than 180 days after the end of each Financial Year of each Borrower and the Guarantor, the individual annual audited accounts of that Borrower and the consolidated annual audited accounts of the Group for that Financial Year (commencing with the accounts for the Financial Year ending on 31 December 2015);

(b)

as soon as possible, but in no event later than 90 days after the end of each six-month period ending on 30 June and 31 December in each Financial Year of either Borrower or, as the case may be, the Guarantor, the semi-annual unaudited individual accounts in respect of that Borrower or, in the case of the Guarantor, the semi-annual unaudited consolidated accounts of the Group, in each case, for that 6-month period (commencing, with respect to the Borrowers, with the accounts for the 6-month period ended on 30 June 2015 and, with respect to the Guarantor and the Group with the accounts for the 6 month period ending on 30 June 2016) duly certified as to their correctness by a duly authorised representative of that Borrower or, as the case may be, the chief financial officer of the Guarantor; and

(c)

promptly after each request by the Agent, such further financial or other information in respect of either Borrower, either Ship, the Guarantor, the other Security Parties and the Group (including, without limitation, their financial condition, commitments and operations) which may be requested by the Agent from time to time).

11.5	Form of financial statements

All accounts (audited and unaudited) and information delivered under Clause 11.4 will:

(a)	in the case of audited accounts, be prepared by auditors acceptable to the Agent in accordance with all applicable laws and:
(i)	prior to completion of a successful IPO, IFRS or GAAP; and
(ii)	upon the completion of a successful IPO, GAAP;
(b)	give a true and fair view of the state of affairs of each Borrower, the Guarantor and the Group at the date of those accounts and of its profit for the period to which those accounts relate; and
(c)

fully disclose or provide for all significant liabilities of each Borrower, the Guarantor and the Group and, additionally, in the case of information given pursuant to Clause 11.4(c), significant liabilities of the Borrowers, the Guarantor, each Ship, the Security Parties and the Group.

11.6	Shareholder and creditor notices

The Guarantor will send the Security Trustee, at the same time as they are despatched, copies of all communications which are despatched to the Guarantor’s shareholders or creditors or any class of them which are material to the terms of this Guarantee and/or the obligations of the Guarantor hereunder except for any communications which are publicly available.

11.7	Consents

The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:

(a)	for the Guarantor to perform its obligations under the Finance Documents to which the Guarantor is a party; and
(b)	for the validity or enforceability of the Finance Documents to which the Guarantor is a party,

and the Guarantor will comply with the terms of all such consents.

11.8	Notification of litigation

The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless either (i) it is clear that the legal or administrative action cannot be considered material in the context of this Guarantee or (ii) relates to any claim of an amount that is less than $500,000.

11.9	Notification of default

The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default or Potential Event of Default; or
(b)	any matter which indicates that an Event of Default or Potential Event of Default may have occurred,

and will thereafter keep the Security Trustee fully up-to-date with all developments.

11.10	Maintenance of status

The Guarantor will maintain its separate corporate existence and remain in good standing under the laws of The Marshall Islands.

11.11	No change of business.

The Guarantor will not, and shall procure that none of its subsidiaries will, make any change to the nature of its business from that existing at the date of this Guarantee.

12	Corporate Undertakings
12.1	General

The Guarantor also undertakes with the Security Trustee to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

12.2	Negative undertakings

The Guarantor will not:

(a)	change the nature of its business; or
(b)

issue, allot or grant any person a right to any shares in its capital or repurchase or reduce its issued share capital other than in relation to an IPO or at any time while the Guarantor’s shares are listed on an internationally recognized stock exchange acceptable to the Agent Provided that at all times it ensures compliance with clause 19.1(k) of the Loan Agreement;

(c)	enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation other than in relation to the completion of an IPO; or
(d)	upon the completion of a successful IPO cause its shares to cease to be listed on an internationally recognized stock exchange acceptable to the Agent.
13	Judgments and Currency Indemnity
13.1	Judgments relating to Loan Agreement and Master Agreement

This Guarantee shall cover any amount payable by the Borrowers under or in connection with any judgment relating to the Loan Agreement, the Master Agreement and any other Finance Document.

13.2	Currency indemnity

In addition, clause 21.6 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

14	Set off
14.1	Application of credit balances

Each Creditor Party may without prior notice:

(a)

apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under this or any of the other Finance Documents; and

(b)	for that purpose:
(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;
(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and
(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.
14.2	Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1; and those rights shall be without prejudice and in addition to any right of set off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

14.3	Sums deemed due to a Lender

For the purposes of this Clause 14, a sum payable by the Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.

15	Supplemental
15.1	Continuing guarantee

This Guarantee shall remain in force as a continuing security at all times during the Security Period.

15.2	Rights cumulative, non-exclusive

The Security Trustee’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

15.3	No impairment of rights under Guarantee

If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

15.4	Severability of provisions

If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

15.5	Guarantee not affected by other security

This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement, the Master Agreement or any other Finance Document.

15.6	Guarantor bound by Finance Documents

The Guarantor agrees with the Security Trustee that any provision of the Loan Agreement and the Agency and Trust Deed which, by its terms, applies or relates to the Borrowers, the Security Parties or the Finance Documents generally, applies to this Guarantee. For the avoidance of doubt, but without prejudice to the obligations of the Guarantor under the other provisions of this Guarantee, it is confirmed that with reference to this Clause 15.6 (i) the representations and undertakings of the Borrowers set forth in clauses 10, 11, 12, 13 and 14 of the Loan Agreement do not apply to the Guarantor or this Guarantee and (ii) in case of any conflict between such provisions of the Loan Agreement and the Agency and Trust Deed applying to the Borrowers, the Security Parties or the Finance Documents generally and the provisions of this Guarantee, the provisions of this Guarantee shall prevail.

15.7	Applicability of provisions of Guarantee to other Security Interests

Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.

15.8	Applicability of provisions of Guarantee to other rights

Clauses 3 and 18 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.

15.9	Guarantor’s approval of Loan Agreement, Master Agreement and the other Finance Documents

The Guarantor has read the Loan Agreement and the Master Agreement and understands and approves all the terms and conditions of the Loan Agreement, the Master Agreement and the other Finance Documents.

15.10	Third party rights

A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

16	Assignment
16.1	Assignment by Security Trustee

The Security Trustee may assign its rights under and in connection with this Guarantee to the same extent as it may assign its rights under the Loan Agreement.

17	Notices
17.1	Notices to Guarantor

Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:

c/o Pyxis Maritime Corp.

59 Konstantinou Karamanli Street

151 25 Marousi

Greece

Fax No: +30 210 6510 530

Attn: the Chief Financial Officer

or to such other address which the Guarantor may notify to the Security Trustee.

17.2	Application of certain provisions of Loan Agreement

Clauses 28.3 to 28.9 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

17.3	Validity of demands

A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrowers under the Loan Agreement, the Master Agreement or any of the other Finance Documents; and
(b)	at the same time as the service of a notice under clause 19.2 (events of default) of the Loan Agreement,

and a demand under this Guarantee may refer to all amounts payable under or in connection with any Finance Document without specifying a particular sum or aggregate sum.

17.4	Notices to Security Trustee

Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

18	Invalidity of Loan Agreement
18.1	Invalidity of Loan Agreement

In the event of:

(a)

the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)

without limiting the scope of paragraph (a), a bankruptcy of either Borrower, the introduction of any law or any other matter resulting in either Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or that Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and that Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated;  and references in this Guarantee to amounts payable by that Borrower under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

18.2	Invalidity of Finance Documents

Clause 18.1 also applies to each of the Finance Documents to which each Borrower is a party.

19	Governing Law and Jurisdiction
19.1	English law

This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

19.2	Exclusive English jurisdiction

Subject to Clause 19.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

19.3	Choice of forum for the exclusive benefit of the Security Trustee

Clause 19.2 is for the exclusive benefit of the Security Trustee, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and
(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

19.4	Process agent

The Guarantor irrevocably appoints Atlas Maritime Services Limited at their registered office for the time being, presently at Enterprise House, 113-115 George Lane, E18 1AB, London England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

19.5	Creditor Parties’ rights unaffected

Nothing in this Clause 19 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

19.6	Meaning of “proceedings” and “Dispute”.

In this Clause 19, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.

THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

Execution Page

GUARANTOR

SIGNED by	)	/s/ Konstantinos Lytras
for and on behalf of	)
PYXIS TANKERS INC.	)
in the presence of:	)
/s/ Konstantinos Mexias

SECURITY TRUSTEE

SIGNED by	)	/s/ Anthi Kekatou
for and on behalf of	)
HSH NORDBANK AG	)
in the presence of:	)
/s/ Konstantinos Mexias